September 17, 2018

Leandro Iglesias
Chief Executive Officer
iQSTEL Inc.
300 Aragon Avenue, Suite 375
Coral Gables, FL 33134

       Re: iQSTEL Inc.
           Form 8-K
           Filed June 28, 2018
           File No. 333-176376

Dear Mr. Iglesias:

        We issued comments to you on the above captioned filing on July 25, 2018. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by September 28, 2018.

        If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Asia Timmons-Pierce,
Special Counsel, at (202) 551-3754 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing and
                                                             Construction